                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.    )(1)


                           Kleer-Vu Industries, Inc.
              ----------------------------------------------------
                                (Name of issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of class of securities)


                                     498494
              ----------------------------------------------------
                                 (CUSIP number)


                         Mr. Elkana Faiwuszewicz, President
                         Elk International Corporation Limited
                         P.O. Box 3247, Nassau, Bahamas
              ----------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 June 20, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

- ----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP No.                             13D                    Page 5 of 118 Pages
- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Elk International Corporation Limited, A Foreign Corporation
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                               (b)  /X/
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)   / /

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nassau, Bahamas
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               1,340,236
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,340,236
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO.
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.010 per share ("Common Stock") issued by Kleer-Vu Industries, Inc., a Delaware Corporation (the "Company"), whose principal executive offices are located at 921 West Artesia Boulevard, Compton California, 90220.

Item 2. Identity and Background.

     This statement is filed by Elk International Corporation Limited, a corporation formed in Nassau, Bahamas having a business address at PO Box N3247 Nassau Bahamas (the "Reporting Person"). The Directors and Executive Officers of the Reporting Person are Mr. Elkana Faiwuszewicz and Ms. Sara Lobosky. Mr. Faiwuszewicz and Ms. Lobosky maintain a business address at PO Box N3247 Nassau Bahamas. Mr. Faiwuszewicz is a citizen of Brazil and Ms. Lobosky is a citizen of the Bahamas.

     The Reporting Person, Mr. Faiwuszewicz or Ms. Lobosky have not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in jointing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     The voting rights (and thus beneficial ownership) relating to 640,236 shares of Common Stock and 700,000 shares of Preferred Stock enured to the Reporting Person pursuant to a default of a security interest on promissory notes in favor of the Reporting Person made by Park and Hardee in the initial aggregate amounts of $2,250,000 and $805,555, respectively. The Reporting Person will own the shares of Common Stock and Preferred Stock upon foreclosure on the security interest.

Item 4. Purpose of Transaction.

     The purpose of the foreclosure on the Common Stock is for investment. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of shares of Common Stock held by it at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Issuer or to formulate plans or proposals with respect to any such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person beneficially owns an aggregate of 640,236 shares of Common Stock as a result of having the voting rights of such shares of Common Stock, constituting approximately 23.5% of the shares outstanding. The percentage used herein is calculated based upon the 2,725,020 shares of Common Stock stated as issued and outstanding at May 12, 1996 by the Issuer. The Reporting Person has sole voting power with respect to all the shares of Common Stock which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days.

     Subject to the Reporting Persons right to foreclose on such shares, no person other than Park and Hardee has the right to receive or the power to direct receipt of dividends or the proceeds of sale of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On September 29, 1993, Hee Poong Park ("Park") executed and delivered two secured non-interest bearing promissory notes in the principal amount of $805,555 and $1,444,445 (the "Notes") payable to Elk International Corporation Limited (the "Reporting Person"). The Notes were delivered as partial consideration for the purchase of certain shares of Common Stock of the Issuer from the Reporting Person, and are secured pursuant to a security and pledge agreement executed on September 29, 1993, as amended (the "Security Agreements"), and by the personal guarantee of Park, individually. The Notes were due and payable in full on December 31, 1995. The Security Agreements secure 240,000 shares of Common Stock (including 40,000 shares of Common Stock previously issued to Park as a dividend on its outstanding shares), 156,876 shares of Common Stock subsequently acquired by Park, 250,000 shares of the Issuer's Preferred Stock and an additional 450,000 shares of Preferred Stock in the possession of Park. In the event of a default, Park agreed to allow Elk to vote all of the Park shares. This represents an aggregate of 396,876 shares of Common Stock and 700,000 shares of Preferred Stock which votes as a class with the Common Stock, for a total of 1,096,876 votes.

     The Notes were not paid on the maturity date and on January 12, 1996, Park executed a new Promissory Note in the amount of $2,700,000, replacing the two prior Notes. The new Note was due and payable as follows; $100,000 due 1/29/96, $100,000 due 3/30/96, $100,000 due 6/30/96, $150,000 due 9/30/96, and $2,250,000
due 12/15/96. Park defaulted on payment of the new Note as agreed. A notice of default was given to Park and the default was not cured. Under the terms of the Security Agreement, upon default, the Reporting Person has the immediate right to vote all shares subject to such agreement, in addition to rights of foreclosure with respect to all of such shares. It is the position of the Reporting Person that the Security Agreement, securing the Note, covers the 396,876 shares of Common Stock and 700,000 shares of Preferred Stock (pledged after the initial default), representing 14.6% of the Issuer's outstanding Common Stock and 30% of the voting control of the Issuer's securities.

     On September 29, 1993, Hardee Capital Partners, L.P. ("Hardee") executed and delivered two secured non-interest bearing promissory notes in the principal amount of $805,555 and $1,444,445 (the "Notes") payable to the Reporting Person. The Notes were delivered as partial consideration for the purchase of certain shares of Common Stock of the Issuer from the Reporting Person, and are secured pursuant to a security and pledge agreements executed on September 29, 1993 (the "Security Agreements"), and by the personal guarantee of David W. Hardee, individually. The Notes were due and payable in full on December 31, 1995. The Security Agreements provided for the pledge of all shares of the Issuer's Common Stock owned by Hardee or Mr. Hardee as of the date of the Security Agreement or acquired thereafter. As of the date hereof, such security interest related to a total of 779,444 shares of Common Stock of the Issuer owned by Hardee and 105,860 shares of the Issuer owned by Mr. Hardee.

     On November 8, 1994, the $1,444,455 Note and the 641,944 shares representing collateral were assigned to MicroTel International Inc. ("MOL"), and 137,500 shares remained as collateral for the Reporting Person's Note.

      On December 31, 1995, the $805,555 Note was not paid as due, and Hardee thereafter was notified that the Note was in default. On February 5, 1996, Hardee paid the Reporting Person the sum of $125,000, leaving a new balance of $680,555 due and payable in full on August 20, 1996 to the Reporting Person. Hardee agreed to pay an extension fee in the amount of $44,000 to the Reporting Person (payable in monthly installments of $5,500 each, on the 30th of each month). Hardee defaulted on payment of the Note as agreed. A notice of default was given to Hardee and the default was not cured. Under the terms of the Security Agreement, upon default, the Reporting Person has the immediate right to vote all shares subject to such agreement, in addition to rights of foreclosure with respect to all such shares. It is the position of the Reporting Person that the Security Agreement, securing the Note, covers the 137,500 shares owned by Hardee and an additional 105,860 shares owned by Hardee individually. As a result of the 396,876 shares of Common Stock and 700,000 shares of Preferred Stock owned by Park and the 243,360 shares of Common Stock owned by Hardee and Mr. Hardee, all of which the Reporting Person has the right to vote, the Reporting Person has the right to vote an aggregate of 640,236 shares of the Issuer's Common Stock, representing 23.5% of the Issuer's outstanding shares of Common Stock. Together with the

700,000 shares of Preferred Stock. the Reporting Person has the right to vote 1,340,236 shares, representing 37% of the combined voting power of the Common Stock and the Preferred Stock.

     The Reporting person is the beneficial owner of approximately 33% of the Common Stock of MOL. In December 1995, MOL agreed to extend the maturity of the $1,444,455 Note to December 15, 1996 in consideration for the payment by Hardee of $358,300. Hardee did not pay $8,300 of such amount as agreed, therefore, Hardee defaulted on the obligation to MOL. A notice of default was given to Hardee and the default was not cured. Under the terms of the Security Agreement, upon default, MOL has the immediate right to vote all shares subject to such agreement, in addition to its rights of foreclosure with respect to all of such shares. It is the position of MOL that the Security Agreement, securing the $1,444,445 Note, covers 641,944 shares representing 23.6% of the Issuer's outstanding Common Stock and that MOL has the sole right to vote such shares. As of the date hereof, MOL has not commenced foreclosure proceedings with respect to such shares of Common Stock.

     As a result of the default on the Notes assigned from the Reporting Person to MOL in November 1994, MOL has the right to vote an aggregate of 641,944 shares of the Issuer's Common Stock. Although the Reporting Person disclaims beneficial ownership of such 641,944 shares of the Issuer's Common Stock (representing 23.6% of the Issuer's outstanding Common Stock), assuming all of such shares were voted together, they would represent an aggregate of 1,982,180 shares, or 54.7% of the voting control of the Issuer.

     It is the Reporting Person's position that the above described defaults by Park and Hardee could result in a change of control of the Issuer.

     There are no other contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies, except as disclosed herein.

Item 7. Materials to be filed as Exhibits.

     10.1. Letter Agreement dated September 29, 1993 between Hee Poong Park and Hardee Capital Partners ("Purchasers") and Elk International Corporation Ltd. ("Elk") Whereby Elk agrees to sell an aggregate of 250,000 shares of Common Stock of Kleer-Vu Industries, Inc. for an aggregate of $3,611,110 consisting of $2,000,000 cash and $1,611,110 in the form of promissory notes ("Notes").

     10.2. Secured non-interest bearing Promissory Note, dated September 29, 1993 in the principal amount of $805,000 made by Hee Poong Park for the benefit of Elk.

     10.3. Secured non-interest bearing Promissory Note, dated September 29, 1993 in the principal amount of $805,000 made by Hardee Capital Partners, Ltd. for the benefit of Elk.

     10.4. Security and Pledge Agreement, dated September 29, 1993 by Elk as pledgee and Hee Pong Park as pledgor.

     10.5. Security and Pledge Agreement, dated September 29, 1993 by Elk as pledgee and Hardee Capital Partners, Ltd. as pledgor.

     10.6. Escrow Agreement dated September 29, 1993 by and between Elk, Hee Poong Park, Hardee Capital Partners, L.P. and City National bank as Escrow Agent.

     10.7. Release Agreement dated September 29, 1993 between Hardee Capital Partners, L.P., David W. Hardee, Hee Pong Park, Kleer-Vu Industries, Inc., Elk and Daniel Dror.

     10.8. Guarantee Agreement dated September 29, 1993 by David Hardee as guarantor in favor of Elk, guaranteeing the an $805,555 promissory note made by Hardee Capital Partners to Elk.

     10.9. Guarantee Agreement dated January 3, 1994 by David Hardee as guarantor in favor of Elk, guaranteeing the a promissory note dated January 3, 1994, in the principal amount of $1,444,445 made by Hardee Capital Partners to Elk.

     10.10 Secured Non-Recourse Non-Interest Bearing Promissory Note, dated January 3, 1994 in the principal amount of $1,444,445 made by Hardee Capital Partners, Ltd. for the benefit of Elk.

     10.11 Security and Pledge Agreement, dated January 3, 1994 by Elk as pledgee and Hardee Capital Partners, Ltd. as pledgor.

     10.12 Security and Pledge Agreement, dated January 3, 1994 by Elk as pledgee and Hee Poong Park as pledgor.

     10.13 Amended Restated and Consolidated Secured Promissory Note dated January 12, 1996 made by Hee Pong Park for the benefit of Elk in the principal amount of $2,700,000.

     10.14 Letter Agreement dated April 19, 1996, amending the letter agreement dated January 12, 1996, between Hee Poong Park and Elk.

     10.15 Notice of Default from Elk to Hee Poong Park and Hardee Capital Partners, L.P. dated May 30, 1996.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 27, 1996



                                          ELK INTERNATIONAL CORPORATION
                                          LIMITED

                                          /s/ Elkana Faiwuszewicz
                                          --------------------------------
                                          BY:  Elkana Faiwuszewicz